Höganäs

April 30, 2010

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA


10015717

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)



Christel Hübinette

Encl. Report from Annual General Meeting

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com



Press Release

REPORT FROM ANNUAL GENERAL MEETING

At today's Annual General Meeting of Höganäs AB a dividend of SEK 3.00 per share with 29 April 2010 as record date was resolved in accordance with the proposal from the Board of Directors.

The present Directors Anders G Carlberg, Alrik Danielson, Peter Gossas, Urban Jansson, Bengt Kjell, Jenny Lindén Urnes, Bernt Magnusson and Erik Urnes were re-elected. Anders G Carlberg was re-elected as Chairman of the Board of Höganäs AB.

In accordance with the proposal from the Election Committee, the Meeting resolved on an unchanged Directors' fees of SEK 2,100,000, with the Chairman of the Board receiving SEK 450,000 and other members elected by the Meeting but not employed by the group each receiving SEK 225,000, and the remaining SEK 300,000 payable as remuneration for committee work with SEK 50,000 each to two external Board members in the company's Finance Committee and with SEK 100,000 to the chairman of the company's Auditors Committee and with SEK 50,000 each to two external Board members of the Auditors Committee, whereas no remuneration is to be paid for work in the Remuneration Committee.

The Meeting approved the proposal from the Election Committee that the company shall have an Election Committee comprising of one representative of each of the four largest shareholders in terms of number of votes and the Chairman of the Board, being convener. Moreover, the Election Committee shall have the possibility to appoint one additional member from the Board.

The principles for remuneration and other employment terms for senior executives were approved according to the proposal from the Board. The principles are based on the principles previously applied for remuneration to senior executives, with the main amendment being that the Board was authorized to resolve on incentive plans for employees, including the senior executives, regarding long term performance related remuneration, the outcome of which shall be dependent on satisfaction of pre-determined objectives.

Höganäs

In accordance with the proposal from the Board, the Meeting resolved to authorize the Board to resolve on acquisition and transfer of class B treasury shares to ensure delivery of shares and make possible a hedge against potential cash flow effects of social security costs and cash redemption under the employee stock option plans adopted by the Annual General Meeting in 2007 and 2009.

At the subsequent statutory meeting of the Board it was resolved to appoint a Remuneration Committee with Anders G Carlberg, Bengt Kjell and Jenny Lindén Urnes as members, an Auditors Committee with Anders G Carlberg, Bengt Kjell and Erik Urnes as members and a Finance Committee with Alrik Danielson, Urban Jansson and Bernt Magnusson as members.

Höganäs, 26 April 2010

HÖGANÄS AB (publ)

THE BOARD OF DIRECTORS